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SEC FILE NUMBER 000-54483
CUSIP NUMBER U0664B109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: March 31, 2012

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BankGuam Holding Company

(Full name of registrant)

(Former name if applicable)

P.O. Box BW

(Address of principal executive office (street and number))

Hagatna, Guam 96910

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BankGuam Holding Company (the “Company”) determined that it will be unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2012 (the “Form 10-Q”) by May 15, 2012 without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company’s independent registered public accountants need to complete the review of, the Company’s financial statements for the period ended March 31, 2012. The Company expects to file its Form 10-Q within the “grace” period provided by Securities Exchange Act Rule 12b-25, i.e., on or before the extended deadline of May 21, 2012.

SEC 1344 (05-06)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Danilo M. Rapadas	671	472-5255
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report net income of approximately $2.2 million, or $0.25 per diluted common share, for the three months ended March 31, 2012, as compared to net income of $1.4 million, or $0.14 per diluted common share for the three months ended March 31, 2011.

Our expected results of operations for the three months ended March 31, 2012 primarily reflect the positive impact of the acquisition of the loan portfolio from Wells Fargo during the fourth quarter of 2011 as well as the income generated by the Bank’s Trust Department during the first quarter of 2012. Our net interest income increased approximately $2.1 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011, while our non-interest income increased by $842 thousand when comparing 2012 to 2011. Non-interest expense did increase approximately $1.7 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011, and salaries and employee benefits increased from approximately $5.3 million for the three months ended March 31, 2011 to $5.9 million for the three months ended March 31, 2012. General and administrative expenses also increased by approximately $727 thousand during the three months ended March 31, 2012 compared to the three months ended March 31, 2011. The end result is that net income increased approximately $743 thousand or 52% from 2011 to 2012.

We expect the ratio of our total capital-to-risk weighted assets, which is the principal federal regulatory measure of the financial strength of banking organizations, will be approximately 15.02%, which exceeds the ratio of total capital-to-risk weighted assets of 10% that a banking organization must achieve to be classified as “well-capitalized”, the highest of the capital standards established under federal banking regulations.

BankGuam Holding Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2012	BY:	/s/ WILLIAM D. LEON GUERRERO
William D. Leon Guerrero
Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).